File No. 1-14990	April 15, 2005

Clifford Chance

10 Upper Bank Street

Canary Wharf

London

E14 5JJ

+44 (0)20 7006 2412

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

United States of America

Sarah Goldberg

Dear Ms Goldberg

British Energy plc (“British Energy”) Annual Report on Form 20-F for the year ended March 31, 2004

On behalf of British Energy Group plc (the “Company”), the successor registrant of British Energy, set forth below are responses to your letter of comment dated March 3, 2005 (the “Comment Letter”) with respect to the annual report of British Energy on Form 20-F (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2004.

For the convenience of the SEC’s staff (the “Staff”), we have restated the Staff’s comments below in boldfaced italics. The following numbered responses correspond to the numbered comments contained in the Comment Letter. This letter also includes supplemental information with respect to certain of such responses and comments.

Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the Annual Report.

The Company responds to the Comment Letter as follows:

1.	General

Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

We note the Staff’s comment and confirm that the Company will revise its disclosure in future Exchange Act filings as requested and as indicated in the responses below.

Item 5. Operating and Financial Review and Prospects

The Restructuring, page 68

2.	Please revise to discuss the underlying problems, such as the collapse in electricity wholesale prices two years ago, leading to the proposed major financial restructuring. Please also disclose your assessment of the likelihood that similar events with similar implications will occur again in the future. In this regard, your disclosures should be clear in terms of whether you believe your past performance is indicative of your future performance. See SEC Release 33-8350.

We note the Staff’s comment and will revise our disclosure in future filings accordingly to discuss the underlying problems, such as the collapse in electricity wholesale prices, that led to the financial restructuring.

We will also assess at the time of our future filings the likelihood that similar events with similar implications will occur again in the future and whether we believe that our past performance is indicative of our future performance. We will revise our future filings to include disclosure of our assessments. We will consider SEC Release 33-8350 in drafting our disclosure.

Results of operations for the year ended March 31, 2004 compared with the year ended March 31, 2003, page 80

3.	Similar to the comment below on your Statements of Group Profit and Loss Accounts, to the extent you continue to present and discuss in future filings profit and loss subtotals under UK GAAP excluding items identified as “exceptional,” please ensure you comply with all of the disclosure requirements for non-GAAP measures in Item 10(e)(1)(i)(A)-(D) of Regulation S-K. Please also ensure you include a discussion with equal or greater prominence of the most directly comparable unadjusted profit and loss amounts. Further, it appears that many of your exceptional items may be recurring in nature. Please note that you must justify the usefulness of any performance measure that excludes recurring items pursuant to Question 8 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (the non-GAAP FAQ) available at www.sec.gov.

Thus, if you determine the exceptional items are recurring, you should also consider the 5 bullet points in Question 8 of the non-GAAP FAQ in crafting your disclosure in future filings. Please note that items such as asset impairments should be viewed collectively in relation to each other in determining whether they are recurring. Finally, please note, if an item does not meet the definition of “exceptional” under UK GAAP, then you should not present or discuss a subtotal that excludes such item if such presentation would be inconsistent with the requirements of Item 10(e)(1)(ii)(A) or Item 10(e)(1)(ii)(B) of Regulation S-K.

We acknowledge the Staff’s comments regarding complying with disclosure requirements for non-GAAP measures in Item 10(e)(1)(A)-(D) of Regulation S-K,

specifically relating to items described as “exceptional”. Our current intention is for our annual report for the year ended March 31, 2005 to be filed on a Form 20-F, including full US GAAP financial statements, and not on a Form 10-K as previously advised, and accordingly there will be no items referred to as “exceptional.” Our future filings will comply with the disclosure requirements under Item 10(e) of Regulation S-K with respect to non-GAAP financial measures.

Disclosure of Contractual Obligations, page 91

4.	Please revise your table of contractual cash obligations to include the following:

(a)	Estimated interest payments on your debt;

(b)	Estimated payments under interest rate swap agreements; and

(c)	Required funding of pension and other post retirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003, available at www.sec.gov.

The Company will revise its table of contractual cash obligations in future annual filings in accordance with your comment. Whilst the Company has yet to complete its internal procedures for concluding on the disclosures for the financial statements for the year ended March 31, 2005, the Company proposes that its disclosure will include estimated interest payments on debt, estimated payments under interest rate swap agreements to the extent that they are relevant and the required funding of pension and other post retirement obligations and will take the following form (subject to a review of descriptions of individual items and other matters requiring specific disclosures as a result of restructuring):

		Payment due by period
	Total	2006	2007	2008	2009	2010	Thereafter
	(in millions of pounds)
Bonds							(1)
Project finance loan
Debt interest payments
Interest payments under swap agreements
UK nuclear fuel purchases
UK coal purchases
Capital commitments
Long-term electricity purchase contracts
Pension and other post retirement obligations

(1)	Final maturity in 2022

The above table does not include any obligations in respect of the NLF Cash Sweep which may fall due as the amounts will vary according to the cash flow in any year and the target reserves established by the Company. The NLF Cash Sweep is the annual payment to be made to the Nuclear Liabilities Fund pursuant to the terms of our recently completed restructuring, initially, 65 per cent. (subject to adjustment) of the Company’s adjusted net cash flow.

Liquidity and Capital Resources

Operating Cash from Continuing Activities, page 93

5.	Your presentation of free cash flow position represents a non-GAAP liquidity measure. Please supplementally explain how each adjustment to the most comparable GAAP measure, cash flows from operating activities, in arriving at the non-GAAP measure complies with the restrictions in Item 10(e)(1)(ii)(A) of Regulation S-K for liquidity measures. Additionally, please revise your disclosures throughout your filings where free cash flow position is presented, as follows. See item 10(e) of Regulations S-K and Question 13 of the non-GAAP FAQ.

In the annual report on Form 20-F for the year ended March 31, 2004, British Energy presented its free cash flow position on a non-GAAP basis by excluding, for example, cash flows relating to discontinued operations. In future annual reports, beginning with the results for the year ended March 31, 2005, the Company’s Form 20-F will be presented under US GAAP and accordingly will present cashflows from operating, investing and financing activities. If the Company determines that it is beneficial to include the free cash flow position, then this disclosure will comply with Item 10(e) of Regulation S-K, as noted below.

(a)	Present cash flows from operating, investing and financing activities alongside the non-GAAP measure.

To the extent that the Company does present its free cash flow position, it will be presented alongside cash flows from operating, investing and financing activities.

(b)	Reconcile in table format from cash flows from operating activities to the non-GAAP amount for each period it is presented. Each reconciling item should be shown separately for each period presented.

To the extent that the Company does present its free cash flow position, it will include a table within the disclosure that reconciles cash flows from operations to free cash flow for each period for which free cash flow is presented. Each reconciling item will be shown separately within the table for each period presented.

(c)	Provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities and provide a clear description of its calculation.

To the extent that the Company does present its free cash flow position, it will provide cautionary disclosure that the non-GAAP measures presented may not be comparable to similarly titled measures used by other entities. Further, the Company will provide a clear description of its calculation of its free cash flow position.

(d)	Describe how you use the non-GAAP measure, why you believe it is meaningful to readers, and the material limitations on the usefulness of the measure.

To the extent that the Company does present its free cash flow position, it will include disclosures as to how the Company uses the non-GAAP measure and why management believes it is meaningful to readers. The Company will also include disclosures as to the material limitations on the usefulness of its free cash flow position.

(e)	Disclose that the non-GAAP measure should not be considered as an alternative to cash flows from operating activities, which is determined in accordance with GAAP.

To the extent that the Company does present its free cash flow position, it will provide disclosure which states that the non-GAAP measure should not be considered as an alternative to cash flows from operating activities, which is determined in accordance with GAAP.

Future Liquidity, page 94

6.	We understand that pursuant to the Restructuring Agreement, the Government will fund certain of your decommissioning costs and uncontracted nuclear liabilities, while you will be required to make certain annual payments to the NLF, including an annual contribution of up to 65% of your adjusted cash flow, after payment of debt service requirements. Please ensure you discuss in future filings the impact on your liquidity and capital resources of these arrangements. Also, pursuant to Item 5.D of Form 20-F, please include discussion in future filings of known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your liquidity or capital resources. For example, we would have expected to see discussion in your fiscal year 2004 Form 20-F of the expected impact of the Restructuring Agreement on your liquidity and capital resources, as this was an event that was reasonably likely to have a material impact.

We note your comment to discuss in future filings the impact on liquidity and capital resources of the annual payments to the NLF, including the contribution of 65% of defined free cashflow. The Company’s future filings will include such discussions as appropriate. In addition, the Company will include discussion of known trends, uncertainties, demands, commitments or events that are likely to have a material effect on liquidity or capital resources.

Item 15, Controls and Procedures, page 146

7.	Please amend your Form 20-F to incorporate the following changes to your Item 15. Controls and Procedures:

(a)	We note your disclosure that you have restated your financial statements for fiscal years 2002 and 2003. Please supplement this disclosure to indicate whether the restatement was a result of a weakness in your disclosure controls and procedures and to describe in a reasonable amount of detail the “certain procedural amendments” you have made as a result of these restatements. Please also disclose the basis for the identified officers’ concluding that your disclosure controls and procedures are nonetheless effective despite the restatements and related controls issues you have identified.

The Company will update Item 15 as follows:

“We adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative and Hedging Activities, as amended (“FAS 133”), for the accounting period commencing April 1, 2001. At the time of adoption, certain contracts were identified as being derivatives in accordance with FAS 133. It was also noted as part of the FAS 133 implementation project that several of these derivatives may qualify for the Normal Purchase Normal Sale (“NPNS”) exemption allowed under FAS 133, provided that appropriate contemporaneous documentational evidence existed as to both physical delivery and the election of NPNS itself.

As part of the process of implementing Statement of Financial Accounting Standards No. 149, Accounting for Derivative and Hedging Activities (“FAS 149”), for the year ended March 31, 2004 we conducted a broader review of our compliance with derivative accounting regulation and revised the application of the NPNS exemption rules against specific contracts. As a result of this revision we determined that it was necessary to restate the results for 2002 and 2003.

For the years ended March 31, 2002 and 2003, several contracts that met the requirements for derivative accounting under FAS 133 were not marked to market on the basis that we claimed they qualified for the NPNS exemption. The contracts for which the NPNS exemption was taken in these two fiscal years include (1) Grid Trade Master Agreement (“GTMA”) contracts and (2) certain structured sales contracts. GTMA contracts are bilateral contracts for the forward purchase and/or sale of electricity. GTMA contracts are industry standard contracts arising following the introduction of the New Electricity Trading Arrangements (“NETA”) market in England and Wales in March 2001. During the period from April 2001 to March 2004, the number of GTMA contracts that were entered into in the market place increased significantly, and hence the number of contracts for which we were claiming the NPNS exemption increased significantly.

For the year ended March 31, 2004 we adopted FAS 149. As part of that process, a broader review of our accounting for derivative contracts was undertaken. It was then concluded that all or a portion of the GTMA contracts on which we claimed the NPNS exemption do not go to physical delivery, but rather are “booked-out” as we enter into offsetting GTMA contracts as the increase in GTMA activity in the market place meant that the volumes of electricity traded using GTMA contracts was in excess of the market capacity for the physical flow of electricity. The documentation that we had in place was not sufficient to support the assertion of physical delivery that is required to claim NPNS as there was no distinction in our documentation between those contracts that physically delivered and those that booked-out.

At the same time, we performed a review of our other structured contracts for which we had previously claimed the NPNS exemption. As part of that review it was noted that the guidance within FAS 133 had been misapplied in certain limited instances, and that certain of those contracts did not in fact qualify for NPNS exemption.

Recognizing that the sales channels used by us were continuing to develop, certain procedural amendments were put in place in fiscal year 2005 to ensure that the FAS 133 treatment is continually monitored. The revised procedures that have been put in place involve reviews by legal, commercial, credit, accounting and risk personnel, together with more detailed ongoing reviews of unusual contracts. The procedures being followed are:

•	Existing contracts are reviewed on an annual basis.

•	All new non-standard trading contracts now go through a two stage internal review process prior to placing firm commitment with external counter-parties. This internal review process includes a review by senior members of the Finance team with sufficient knowledge of the UK and US accounting rules who comment upon the accounting treatment of the contract under both UK and US GAAP.

•	Prior to a contract agreement being put in place, the broad details of the proposed transaction are set out to ensure that all relevant staff are aware of the proposal and that there are no major issues foreseen at that stage.

•	Once an agreement is in place, the proposal is set out in more detail, thus enabling the finance staff to formally recommend the correct accounting treatment under UK and US GAAP.”

(b)	Please refer to the disclosure controls and procedures defined in Exchange Act Rules 13a-15(e) and 15d-15(e), rather than the old location that you refer to now. See Item 15 of Form 20-F and Item 307 of Regulation S-K.

The Company will update Item 15 as follows:

“Our Chief Executive Officer and our Chief Financial Officer, have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as at March 31, 2004 (the “Evaluation Date”). They have concluded that as of the Evaluation Date, in light of the misapplication of FAS 133 described above (which we have identified as a material weakness in relation to FAS 133 and which has been corrected since the Evaluation Date), our disclosure controls and procedures at that time cannot technically be deemed to have been effective to ensure that material information relating to us and our consolidated subsidiaries was accumulated, recorded, processed, summarized, communicated to management, including our Chief Executive Officer and our Chief Financial Officer, and reported in a timely manner.”

(c)	We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures “within 90 days before the filing date of this annual report.” However, Item 15 of Form 20-F and Item 307 of Regulation S-K require that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures “as of the end of the period covered by the report.” Please revise accordingly.

See amendment to Item 15 noted above.

(d)	We note that your certifying officers concluded that your disclosure controls and procedures are effective “except as discussed in the immediately preceding paragraph.” Given the exceptions noted, it remains unclear whether your certifying officers have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your certifying officers regarding the effectiveness of your disclosure controls and procedures.

See amendment to Item 15 noted above.

(e)	We note your disclosure that your CEO and CFO concluded that “[your] disclosure controls and procedures were effective to ensure that material information relating to [you] and [your] consolidated subsidiaries is recorded, processed, summarized and reported in a timely manner.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

See amendment to Item 15 noted above.

(f)	We note your statement that “even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov.

See amendment to Item 15 noted above. Also, the statement “even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives” will be amended to read “even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives. Acknowledging this, we have designed our disclosure controls and procedures to provide such reasonable assurance.”

(g)	You state that there were no “significant changes” in your “internal controls” or in other factors that could “significantly affect” these controls subsequent to the date of your evaluation. However, Item 15(d) of Form 20-F requires that you disclose “any change” in your “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred “during the period covered by the annual report” that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” Revise your disclosure accordingly.

The Company will replace the follow sentence: “There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect such controls subsequent to the Evaluation Date” with “There were no changes in our internal controls over financial reporting during the period covered by the annual report that materially affected or are reasonably likely to materially affect our internal control over financial reporting”.

The full revised text for item 15 which we intend to include in our amended form 20-F is included as Appendix A to this letter.

Group Profit and Loss Accounts, page F-3

8.	We note that you use subtotals to segregate certain “exceptional items” from other costs. We understand that UK GAAP permits exceptional items to be shown on the face of the Statements of Group Profit and Loss Accounts and even requires that certain specified exceptional items are so shown. Please be advised that such subtotals are not permitted on the face of the financial statements under US GAAP. In this regard, we understand based on your letter to the SEC dated July 14, 2004, that you intend to file a report on Form 10-K for the year ending March 31, 2005, which will not include UK GAAP information. To the extent you file on Form 10-K in future filings, please omit such subtotals from the face of your financial statements. Refer to Item 10(e) of Regulation S-K. To the extent you continue filing on Form 20-F using UK GAAP, and you continue to present such subtotals on your Statements of Group Profit and Loss Accounts, please provide the following disclosures inside the audited financial statements:

(a)	Where you describe the nature of the items characterized as exceptional in footnote 4, also explain in detail why you consider each item to be exceptional.

(b)	Disclose the information required by Item 10(e)(l)(i)(C) and (D) of Regulation S-K.

(c)	Within the “Summary of differences between UK and US generally accepted accounting principles” footnote, provide a reformatted condensed income statement that complies with Article 10 of Regulation S-X. This condensed statement may be based on US or UK GAAP amounts.

(d)	Disclose the fact that your presentation of subtotals excluding exceptional items would be prohibited absent the fact that it is expressly permitted by UK GAAP, if true.

Please note if an item does not meet the definition of “exceptional” under UK GAAP, then you should not present a subtotal that excludes such item on the face of your financial statements or in the footnotes. Refer to agenda item 8 from the highlights of the November 25, 2003 meeting of the AICPA International Practices Task Force (available on the AICPA’s web site at www.AICPA.org) and Question 28 of the Staff’s non-GAAP FAQ.

We note your comments on the use of subtotals to segregate certain “exceptional items”. As noted above, the Company currently intends to report under full US GAAP within future annual reports filed on a Form 20-F. Accordingly, in our future annual reports, beginning with the results for the year ended March 31, 2005, there will be no reference to “exceptional items.” Future filings will address your concerns.

Note 1. Basis of Preparation

(xxii) Operating Leases, page F-21

9.	You disclose that rentals payable under operating leases are expensed on a straight line basis over the lease term; yet, you also state that “other costs” are expensed in accordance with the rental schedule which is included in the lease agreement. If, pursuant to the rental schedule, “other costs” are paid on a straight-line basis, please advise. Otherwise, please clarify for us supplementally how you account for the lease payments under UK GAAP and also tell us how you determined that no adjustment is necessary in your US GAAP reconciliation for this item. Refer to paragraph 15 of SFAS 13.

The accounting policy that you refer to on page F-21 describes the accounting treatment for the operating leases for the Bruce Power stations under UK GAAP. Other payments were not payable on a straight line basis, but instead varied according to station output and market price. These “other costs” were expensed as incurred under UK GAAP as this was a more systematic and rational basis, and more accurately reflected the level of use of the asset. Under US GAAP, this lease is accounted for as a capital lease through an adjustment in our US GAAP reconciliation, as described in note 36(iii)(m) to the accounts for the year ended March 31, 2004 included in the Annual Report. The US GAAP treatment of the “other costs” is consistent with the UK GAAP treatment, and therefore no additional adjustment in our US GAAP reconciliation was required. Due to the fact that under US GAAP this is a capital lease, paragraph 15 of SFAS 13 does not apply.

Note 17. Debtors, page F-39

10.	Please disclose the amount of your allowance for doubtful accounts separately on the balance sheet or in a footnote. See Rule 5-02.04 of Regulation S-X. Furthermore, please provide Schedule II—Valuation and Qualifying Accounts for the activity in your allowance for doubtful accounts. Alternatively, you may provide the required rollforward of the allowance in the notes to the financial statements or the operating and financial review and prospects. Refer to Item 17(a) of Form 20-F and Rules 5-04(c) and 12-09 of Regulation S-X.

We note your comment that the provision for doubtful debts should be disclosed in the financial statements. In future filings we will provide the necessary disclosures as set out in Rules 5-04(c) and 12-09 of Regulation S-X.

Note 36, Summary of Differences between UK and US Generally Accepted Accounting Principles

General

11.	On Page F-19, you disclose that debt issue costs are charged to the profit and loss account on purchase under UK GAAP. As US GAAP requires debt issue costs to be capitalized on the balance sheet as deferred charges, it appears an adjustment may be necessary to reconcile from UK GAAP to US GAAP. See ABP 21. Please tell us where this adjustment is included in your reconciliation or tell us why you believe an adjustment is not necessary. In doing so, please tell us the amount of the required adjustment, if applicable.

We note the Staff’s comments with respect to the disclosure of our accounting policy for debt issue costs.

We operated a policy under both UK and US GAAP to capitalize such costs on our balance sheet as deferred charges and amortize them over the period of the relevant facility. This policy applied until the Restructuring commenced when any deferred charges (approximately £6.2 million) were immediately expensed and any further costs associated with debts were expensed. This action reflected the uncertainty over the ongoing availability of all such facilities due to the Restructuring. The accounting policy note set out on page F-19 reflects the policy adopted during the year ended March 31, 2004.

(ii) Restatement of Prior Year Results, page F-67

12.	Please provide us supplementally with a complete narrative of your restatements. In particular, explain to us in detail how the Normal Purchase Normal Sale scope exemption in SFAS 133 was misapplied and how your revised accounting is correct. Tell us when (the actual date) and how the error was discovered and why the error could not have been determined in a preceding period.

We adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative and Hedging Activities, as amended (“FAS 133”), for the accounting period commencing April 1, 2001. At the time of adoption, certain contracts were identified as being derivatives in accordance with FAS 133. It was also noted as part of the FAS 133 implementation project that several of these derivatives may qualify for the Normal Purchase Normal Sale (“NPNS”) exemption allowed under FAS 133, provided that appropriate contemporaneous documentational evidence existed as to both physical delivery and the election of NPNS itself.

For the years ended March 31, 2002 and 2003, several contracts that met the requirements for derivative accounting under FAS 133 were not marked to market on the basis that we claimed they qualified for the NPNS exemption. The contracts for which the NPNS exemption was taken in these two fiscal years include (1) Grid Trade Master Agreement (“GTMA”) contracts and (2) certain structured sales contracts. GTMA contracts are bilateral contracts for the forward purchase and/or sale of electricity. GTMA contracts are industry standard contracts arising following the introduction of the New Electricity Trading Arrangements (“NETA”) market in England and Wales in March 2001. During the period from April 2001 to March 2004, the number of GTMA contracts that were entered into in the market place increased significantly, and hence the number of contracts for which we were claiming the NPNS exemption increased significantly.

For the year ended March 31, 2004 we adopted FAS 149. As part of that process, a broader review of our accounting for derivative contracts was undertaken. It was then concluded that all or a portion of the GTMA contracts on which we claimed the NPNS exemption do not go to physical delivery, but rather are “booked-out” as we enter into offsetting GTMA contracts as the increase in GTMA activity in the market place meant that the volumes of electricity traded using GTMA contracts was in excess of the market capacity for the physical flow of electricity. The documentation that we had in place was not sufficient to support the assertion of physical delivery that is required to claim NPNS as there was no distinction in our documentation between those contracts that physically delivered and those that booked-out.

At the same time, we performed a review of our other structured contracts for which we had previously claimed the NPNS exemption. As part of that review it was noted that the guidance within FAS 133 had been misapplied in certain limited instances, and that certain of those contracts did not in fact qualify for NPNS exemption.

We believe that the revised accounting adopted is correct as we now recognise that the NPNS exemption is not available for all contracts and we have therefore made the financial adjustments to reflect the mark to market movements arising from the affected contracts in each of the relevant years.

This issue came to light in July 2004. The introduction of FAS 149 led us to reassess our application of the NPNS exemption and it was as a result of this broader review that the misapplication of FAS 133 came to our attention.

(iii) Notes on US GAAP Adjustments

(k) FAS 133 Adjustments, page F-80

13.	Please revise your disclosure to clarify how you account for derivatives under US GAAP. To the extent you continue to present UK GAAP information in future filings, also clarify exactly how your accounting under US GAAP differs from your accounting under UK GAAP. Please ensure the revised US GAAP disclosures include all of the information required by SFAS 133, as amended, as well as EITF 02-3 with respect to your energy trading activities. The disclosures should be clear in terms of the types of derivative contracts you enter (e.g., interest rate swaps, energy trading financial derivatives, physical energy trading contracts, and forward rate agreements), which of the derivatives are designated as hedges, and how you account for each type of derivative, including whether the items are accounted for on a gross versus net basis. The disclosures should also be clear in terms of the extent of your derivative activities and the resulting impact of your accounting on the US GAAP financial information. Show us supplementally how the revised US GAAP disclosures will read in future filings.

We note your comment that we should revise our future filings to explain more clearly how we account for derivatives under US GAAP, and we intend to do this in our annual report on Form 20-F for the year ended March 31, 2005.

As noted above, the Company currently intends to report under full US GAAP within future annual reports filed on Form 20-F. As such, the Company will no longer be required to explain the differences between accounting for derivatives under UK GAAP and US GAAP.

Whilst the Company has yet to complete its internal procedures for concluding on the disclosures for the financial statements for the year ended March 31, 2005, we present below a draft of how we expect our revised US GAAP disclosures to read in future filings, taking into account the need for all information required by FAS 133, as amended, and EITF 02-03.

Revised US GAAP disclosure

“FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by FAS 137, “Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133”, FAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” and FAS 149, “Amendment of Statement 133 on Derivative Instrument and Hedging Activities (hereinafter referred to collectively as ‘FAS 133’) was adopted by the Group with effect from April 1, 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as ‘derivatives’) and for hedging activities. The Company has also adopted EITF 02-03, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities”, and, to the extent that EITF 02-03 has been superseded, EITF 03-11, “Reporting Realised Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not ‘Held for Trading Purposes’ as defined in Issue No. 02-03”.

Trading objectives

During the year the overriding concern of British Energy was to reduce the Group’s exposure to potential falls in the market price of electricity. Therefore a prudent trading strategy was adopted to sell forward a high proportion of our output. As a result the Company has not fully benefited from the more recent rises in electricity market prices. The Group has continued with its trading strategy to reduce exposure to volatility in medium term market prices, utilising diverse routes to market whilst minimising the amount of trading collateral required. The routes to market include direct sales to industrial and commercial customers, contracting in the wholesale market, and long-term contracts together with sales of balancing and ancillary services to National Grid. There are contracts in place for substantially all planned production in 2005/06. A large majority of these are fixed-price contracts. As of the beginning of June the average price of the fixed-price contracts for 2005/06 was £x/MWh.

Electricity Trading Risk Management

Electricity trading activities relate principally to supporting the generation business. The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders, with the principal objective of increasing the return on assets while minimising the market risk associated with the output of the power stations.

Under NETA in England and Wales any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavourable prices. British Energy aims to sell all planned nuclear output forward and to minimise exposure to the balancing mechanism.

The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

Whilst operating primarily as a flexible mid-merit plant, the coal-powered Eggborough power station provides a flexible generation capability that fulfils three purposes designed to enhance profitability. Firstly, it provides a means for compensating for unplanned lost output from British Energy’s nuclear units at short notice; secondly it provides the capability to adjust in a cost effective manner the Company’s total generation to meet the requirements of both wholesale and Direct Sales Business customers; and thirdly, it provides a capability that can be offered at short notice to the system operator via the balancing mechanism.

Credit risk

Credit risk represents the loss that British Energy would incur if a counterparty failed to meet its contractual obligations.

British Energy sells and purchases electricity through a variety of routes to market, primarily the Direct Sales Business (“DSB”), bilateral structured contracts and other contracts covered by Grid Trade Master Agreements (“GTMA”).

The DSB sells electricity to large Industrial and Commercial customers. These contracts are typically of 12-month duration, with invoices raised on a monthly basis. Normally there are no credit support arrangements contained within these contracts. However, British Energy has credit insurance in place to minimise losses from the failure of customers. At 31 March 2005, the company’s exposure to accounts receivable from these customers was £x.

Bilateral structured contracts are normally based upon GTMA terms and conditions. These can contain specific credit support requirements on both counterparties, which seek to minimise British Energy’s exposure to credit default, whilst also, in certain contracts, seeking to limit the requirement of British Energy to provide credit support.

The GTMA is an industry standard set of terms and conditions containing, amongst other terms, clauses stipulating credit support requirements. Counterparties with an Investment Grade rating (from Standard and Poor’s and/or Moody’s) are not required to provide credit support for trading activities. Those counterparties without an Investment Grade rating however are required to provide credit support in a form acceptable to the other counterparty. This normally takes the form of either a Parent Company Guarantee from an Investment Grade rated affiliate, a Letter of Credit from a bank, or cash. Where British Energy transacts with a counterparty that does not have an Investment Grade rating, then one of these forms of credit support is obtained.

British Energy’s policy is to manage credit exposure to trading counterparties within clearly defined limits. The Trading Risk sub-committee strictly monitors electricity trading activities which are controlled through delegated authorities and procedures, and which include specific criteria for the management of counterparty credit exposures. All of British Energy’s counterparties are assigned an internal credit limit, based either upon the counterparty credit rating and net worth, or upon the limit of credit support provided by that counterparty. It is British Energy’s policy never to trade above these limits without specific prior authority from the aforementioned sub committee. A daily report is produced detailing the credit exposure to each counterparty, which is reviewed by management. Specific trigger points dictate certain activities to ensure that credit limits are not breached.

As at March 31, 2005, British Energy’s credit exposure, where there is no form of credit support, from counterparties is approximated in the following table:

Investment Grade	Gross credit exposure	Credit collateral	Net credit exposure
A-AAA (1)	x	x	x
B-BBB (2)	x	x	x
Unrated (3)	x	x	x

Total	X	X	X

(1)	The X largest counterparties with A-AAA ratings represent approximately Y% of the gross credit exposure for this category

(2)	The X largest counterparties with B-BBB ratings represent approximately Y% of the gross credit exposure for this category
(3)	The X largest unrated counterparties represent approximately Y% of the gross credit exposure for this category

The Company is also exposed to credit risk from its cash balance. As at March 31, 2005, British Energy has collateral backed by £Xm on deposit with one UK financial institution. The Company is looking to manage this risk by diversifying the number of institutions which will back its collateral. In addition to the cash on deposit for collateral, the company holds cash with a number of other financial institutions.

Accounting for derivatives

Commodity contracts

The Group uses derivative instruments in the normal course of business to offset fluctuations in earnings and cash flows associated with movements in exchange rates, interest rates and commodity prices. Such derivatives are referred to as “trading derivatives”. “Non-trading derivatives” refer to interest rate swaps which are utilized by our treasury department in managing the Group’s debt. The Group generally does not hold derivatives for proprietary, or speculative, purposes, although it does hold a speculative book, albeit with minimal activity in the year.

The Company does not currently utilize hedge accounting and therefore no trading derivatives have been designated as hedging instruments.

The Group has evaluated all commodity contracts to determine if they meet the definition of a derivative and qualify as a Normal Purchase Normal Sale (“NPNS”). Commodity contracts which have been designed as NPNS are not marked to market each reporting period.

Trading derivatives for which the provisions of the NPNS exemptions do not apply are recognized as either assets or liabilities within “Other debtors” or “Other creditors” on the balance sheet and are marked to market each reporting period, with no associated cash flow impact. Subsequent movements in their fair value are reflected in the “Gain/(loss) from movement in derivative contracts” line in the income statement.

To the extent that the Group holds derivatives for proprietary purposes, they are accounted for in the same way as trading derivatives which do not meet the NPNS exemption provisions.

The Group also evaluates contracts for “embedded” derivatives, and considers whether any embedded derivatives have to be separated from the underlying host contract and accounted for separately in accordance with FAS 133 requirements. Where embedded derivatives have terms that are not clearly and closely related to the terms of the host contract in which they are included, they are accounted for separately from the host contract as derivatives, with changes in the fair value recorded in earnings, to the extent that the hybrid instrument is not already accounted for at fair value.

In compliance with both EITF 02-03 and EITF 03-11, British Energy reports its gains and losses from derivative instruments held for trading purposes net in the income statement within the “Gains/(losses) from movements in derivative contracts” line item.

Interest rate swaps

Interest rate swaps may be used to manage debt interest rate exposure. Amounts payable or receivable in respect of interest rate swaps are recognized as adjustments to the net interest charge over the term of the contracts in the “Net interest expense” line of the income statement. Where derivatives used to manage interest rate risk or to hedge other anticipated cash flows are terminated before the underlying debt matures, the resulting gain or loss is deferred on the balance sheet and amortized to the income statement to match the timing and accounting treatment of the underlying debt. If the debt is subsequently terminated any unamortized deferred gain or loss is recognized immediately in the income statement. Where interest rate swaps are no longer considered effective hedging instruments, any cumulative losses relating to the fair value of the derivatives are taken to the income statement.”

Exhibits 12.1 and 12.2

14.	Please amend the filing to eliminate the reference to the CEO and CFO’s titles in the introductory paragraph of the Section 302 certifications. Refer to Item 19 of Form 20-F and Item 601(b)(31) of Regulations S-K.

The Company will amended the certifications on Exhibit 12.1 and 12.2 accordingly.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours sincerely

/s/ Alexander Lloyd
Alexander Lloyd
pp Stephen Billingham-British Energy Group plc

APPENDIX A

ITEM 15. CONTROLS AND PROCEDURES

As recommended by the U.S. Securities and Exchange Commission, or SEC, we have established a Disclosure & Controls Committee (the “Disclosure Committee”). The Disclosure Committee reports to our Chief Executive Officer, Chief Financial Officer and to the Audit Committee. It is chaired by the Group Financial Controller and the members consist of senior managers from operations, finance, legal, internal audit and investor relations. It has responsibility for considering the materiality of information, and on a timely basis, determination of the disclosure and treatment of material information. The Disclosure Committee also has responsibility for the timely filing of reports with the SEC and the formal review of the contents of our Annual Report on Form 20-F.

We adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative and Hedging Activities, as amended (“FAS 133”), for the accounting period commencing April 1, 2001. At the time of adoption, certain contracts were identified as being derivatives in accordance with FAS 133. It was also noted as part of the FAS 133 implementation project that several of these derivatives may qualify for the Normal Purchase Normal Sale (“NPNS”) exemption allowed under FAS 133, provided that appropriate contemporaneous documentational evidence existed as to both physical delivery and the election of NPNS itself.

As part of the process of implementing Statement of Financial Accounting Standards No. 149, Accounting for Derivative and Hedging Activities (“FAS 149”), for the year ended March 31, 2004 we conducted a broader review of our compliance with derivative accounting regulation and revised the application of the NPNS exemption rules against specific contracts. As a result of this revision we determined that it was necessary to restate the results for 2002 and 2003.

For the years ended March 31, 2002 and 2003, several contracts that met the requirements for derivative accounting under FAS 133 were not marked to market on the basis that we claimed they qualified for the NPNS exemption. The contracts for which the NPNS exemption was taken in these two fiscal years include (1) Grid Trade Master Agreement (“GTMA”) contracts and (2) certain structured sales contracts. GTMA contracts are bilateral contracts for the forward purchase and/or sale of electricity. GTMA contracts are industry standard contracts arising following the introduction of the New Electricity Trading Arrangements (“NETA”) market in England and Wales in March 2001. During the period from April 2001 to March 2004, the number of GTMA contracts that were entered into in the market place increased significantly, and hence the number of contracts for which we were claiming the NPNS exemption increased significantly.

For the year ended March 31, 2004 we adopted FAS 149. As part of that process, a broader review of our accounting for derivative contracts was undertaken. It was then concluded that all or a portion of the GTMA contracts on which we claimed the NPNS exemption do not go to physical delivery, but rather are “booked-out” as we enter into offsetting GTMA contracts as the increase in GTMA activity in the market place meant that the volumes of electricity traded using GTMA contracts was in excess of the market capacity for the physical flow of electricity. The documentation that we had in place was not sufficient to support the assertion of physical delivery that is required to claim NPNS as there was no distinction in our documentation between those contracts that physically delivered and those that booked-out.

APPENDIX A

At the same time, we performed a review of our other structured contracts for which we had previously claimed the NPNS exemption. As part of that review it was noted that the guidance within FAS 133 had been misapplied in certain limited instances, and that certain of those contracts did not in fact qualify for NPNS exemption.

Recognizing that the sales channels used by us were continuing to develop, certain procedural amendments were put in place in fiscal year 2005 to ensure that the FAS 133 treatment is continually monitored. The revised procedures that have been put in place involve reviews by legal, commercial, credit, accounting and risk personnel, together with more detailed ongoing reviews of unusual contracts. The procedures being followed are:

•	Existing contracts are reviewed on an annual basis.

•	All new non-standard trading contracts now go through a two stage internal review process prior to placing firm commitment with external counter-parties. This internal review process includes a review by senior members of the Finance team with sufficient knowledge of the UK and US accounting rules who comment upon the accounting treatment of the contract under both UK and US GAAP.

•	Prior to a contract agreement being put in place, the broad details of the proposed transaction are set out to ensure that all relevant staff are aware of the proposal and that there are no major issues foreseen at that stage.

•	Once an agreement is in place, the proposal is set out in more detail, thus enabling the finance staff to formally recommend the correct accounting treatment under UK and US GAAP.

Our Chief Executive Officer and our Chief Financial Officer, have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as at March 31, 2004 (the “Evaluation Date”). They have concluded that as of the Evaluation Date, in light of the misapplication of FAS 133 described above (which we have identified as a material weakness in relation to FAS 133 and which has been corrected since the Evaluation Date), our disclosure controls and procedures at that time cannot technically be deemed to have been effective to ensure that material information relating to us and our consolidated subsidiaries was accumulated, recorded, processed, summarized, communicated to management, including our Chief Executive Officer and our Chief Financial Officer, and reported in a timely manner.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives. Acknowledging this, we have designed our disclosure controls and procedures to provide such reasonable assurance.

APPENDIX A

In accordance with Section 404 of the Sarbanes-Oxley Act 2002, we are undertaking a comprehensive review of our internal control processes and controls for financial reporting purposes, and will report the findings in our Annual Report on Form 20-F for the year ending March 31, 2005.

Changes in Internal Controls

There were no changes in our internal controls over financial reporting during the period covered by the annual report that materially affected or are reasonably likely to materially affect our internal control over financial reporting.